UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   JOULE INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
          -------------------------------------------------------------
                           (Title Class of Securities)

                                    481109106
          -------------------------------------------------------------
                                 (CUSIP Number)


                               JOHN H. DENNE, ESQ.


                              WINSTON & STRAWN LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                            TEL. NO.: (212) 294-6700
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 15, 2004


          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box                                           [X]

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CUSIP No. of 481109106                 13D                    Page 3 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              Emanuel N. Logothetis

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds
          BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
              United States of America

--------------------------------------------------------------------------------


Number of             7.     Sole Voting Power - 807,125 (1)
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 807,125 (1)
With
                      10.    Shared Dispositive Power - 0


--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person


              807,125 (1)


--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [X]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
              21.9%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
     (1) Excludes 360,622 shares of common stock beneficially owned solely by Helen Logothetis as to which shares he disclaims beneficial ownership.

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                    Page 4 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              Helen Logothetis

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds
          BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          United States of America

--------------------------------------------------------------------------------
Number of             7.     Sole Voting Power - 360,622 (1)
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 360,622 (1)
With
                      10.    Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              360,622 (1)
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [X]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
              9.8%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------


     (1) Excludes 807,125 shares of common stock beneficially owned solely by Emanuel N. Logothetis as to which shares she disclaims beneficial ownership.

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CUSIP No. of 481109106                 13D                    Page 5 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              Nick M. Logothetis

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds
          BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
Number of             7.     Sole Voting Power - 476,722
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 476,722
With
                      10.    Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              476,722
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
              12.9%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                    Page 6 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              Steven Logothetis

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds
          BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
Number of             7.     Sole Voting Power - 476,622
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 476,622
With
                      10.    Shared Dispositive Power - 0
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              476,622
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
              12.9%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                    Page 7 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              Julie Logothetis

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
Number of             7.     Sole Voting Power - 493,348
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 493,348
With
                      10.    Shared Dispositive Power - 0

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              493,348
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
              13.4%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                    Page 8 of 17 Pages


--------------------------------------------------------------------------------
     1.   Name of Reporting Person

              John G. Wellman, Jr.

          SSN or IRS Identification No. of above person

              Not Applicable
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds
          BK and 00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          United States of America

--------------------------------------------------------------------------------


Number of             7.     Sole Voting Power - 172,075
Shares
Beneficially          8.     Shared Voting Power - 0
Owned by Each
Reporting Person      9.     Sole Dispositive Power - 172,075
With
                      10.    Shared Dispositive Power - 0


--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
              152,075
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              [ ]
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)


              4.7%


--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                    Page 9 of 17 Pages


--------------------------------------------------------------------------------


ITEM 1.   SECURITY AND ISSUER


          Title of Class of Securities

               Common Stock

          Name and Address of Issuer

               Joule Inc.
               1245 U.S. Route 1 South
               Edison, New Jersey 08837


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement of beneficial ownership on Schedule 13D is being filed jointly by Emanuel N. Logothetis, Helen Logothetis, Nick M. Logothetis, Steven Logothetis, Julie Logothetis and John G. Wellman, Jr. (collectively, the "Reporting Persons" and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. This statement of beneficial ownership constitutes Amendment No. 1 to the initial filing on Schedule 13D of Emanuel N. Logothetis, Helen Logothetis, Nick M. Logothetis, Steven Logothetis, Julie Logothetis and John G. Wellman, Jr. that was filed on August 22, 2003. Emanuel N. Logothetis and Helen Logothetis are husband and wife and are the parents of Nick M. Logothetis, Steven Logothetis and Julie Logothetis. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.


          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

          .         Emanuel N. Logothetis, a United States citizen, serves as
               Chairman of the Board and Chief Executive Officer of Joule Inc. The business address for Mr. Logothetis is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

          .         Helen Logothetis is a United States citizen. The business
               address for Mrs. Logothetis is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

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CUSIP No. of 481109106                 13D                   Page 10 of 17 Pages


--------------------------------------------------------------------------------

          .         Nick M. Logothetis, a United States citizen, is President of
               Chartwell Consulting Group. The business address for Mr. Logothetis is 89 Headquarters Plaza, Morristown, New Jersey 07960.

          .         Steven Logothetis, a United States citizen, is Managing
               Director of Hemp Basics LLC. The business address for Mr. Logothetis is 16 Dubois Road, Warren, New Jersey 07059.

          .         Julie Logothetis, a United States citizen, is President of
               Kahle Europea USA, Inc. The business address for Ms. Logothetis is 25 DeForest Avenue, Summit, New Jersey 07901.

          .         John G. Wellman, Jr., a United States citizen, serves as
               President and Chief Operating Officer of Joule Inc. The business address for Mr. Wellman is c/o Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837.

          None of the Reporting Persons have been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          It is anticipated that funding for the proposed transaction described in Item 4 will be obtained through bank financing currently being negotiated by the Reporting Persons that, together with other funds available to the Reporting Persons, will be sufficient to consummate any such transaction.


ITEM 4.   PURPOSE OF TRANSACTION.

     On January 15, 2004, Emanuel N. Logothetis, on behalf of the Reporting Persons, announced to the Board of Directors of Joule that the number of shares of common stock of Joule tendered pursuant to the tender offer by JAC Acquisition Company, Inc., a Delaware corporation owned by the Reporting Persons ("JAC"), was not sufficient to satisfy the non-waivable minimum tender condition of the tender offer and that the tender offer has been withdrawn rather than being further extended. The minimum tender condition requires that at least 678,771 shares of Joule common stock be validly tendered and not properly withdrawn, which, together with the shares of Joule common stock owned by the Reporting Persons, would represent at least 90% of the outstanding common stock of Joule. Approximately 367,000 shares of Joule common stock were validly tendered and not properly withdrawn as of 5:00 p.m. Eastern Standard Time on January 15, 2004, the scheduled expiration date. Accordingly, no tendered shares of Joule common stock will be accepted for payment by JAC and all shares tendered will be returned to the tendering stockholders in accordance with the terms of the tender offer.

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                   Page 11 of 17 Pages


--------------------------------------------------------------------------------


     Emanuel N. Logothetis, on behalf of the Reporting Persons, submitted an alternative going private proposal to the Board of Directors of Joule for a merger of JAC with Joule pursuant to which stockholders of Joule (other than the Reporting Persons and stockholders who properly perfect appraisal rights under Delaware law) would receive $1.54, in cash, for each outstanding share of Joule common stock owned by them. If the merger is consummated, Joule would become a privately held company owned solely by the Reporting Persons.

     The Board of Directors of Joule has reconstituted the Special Committee of its Board of Directors, consisting of the three independent directors, to evaluate the merger proposal. The Special Committee will seek further advice from the independent financial advisor and independent legal counsel previously retained in connection with the original going private proposal.

          The proposed merger will require the approval of the Joule Board of Directors, with the three directors who are Reporting Persons abstaining, and approval by the holders of a majority of the outstanding shares of Joule common stock. In addition, the merger proposal is conditioned upon the receipt of financing and the satisfaction or waiver of other customary closing conditions. The Reporting Persons are currently negotiating an extension of the financing commitment received in connection with the tender offer. There can be no assurance that the proposed merger will be consummated.

          The Reporting Persons are the holders of approximately 72% of the Joule common stock. Emanuel N. Logothetis is Chairman of the Board and Chief Executive Officer, John G. Wellman, Jr. is President and Chief Operating Officer and Nick M. Logothetis and Steven Logothetis are directors of Joule Inc. In the event of consummation of the proposed transaction, Joule common stock would be delisted from the American Stock Exchange and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


          Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

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CUSIP No. of 481109106                 13D                   Page 12 of 17 Pages


--------------------------------------------------------------------------------


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          (a), (b) The following table sets forth the beneficial ownership of shares of common stock of Joule Inc. for each person named in Item 2.



                                 AMOUNT                     SOLE     SHARED       SOLE          SHARED
                              BENEFICIALLY   PERCENTAGE    VOTING    VOTING    DISPOSITIVE   DISPOSITIVE
NAME OF REPORTING PERSON:         OWNED        OF CLASS     POWER     POWER       POWER         POWER
--------------------------------------------------------------------------------------------------------
EMANUEL N. LOGOTHETIS (1)          807,125         21.9%   807,125     -0-         807,125       -0-

HELEN LOGOTHETIS (2)               360,622          9.8%   360,622     -0-         360,622       -0-

NICK M. LOGOTHETIS                 476,722         12.9%   476,722     -0-         476,722       -0-

STEVEN LOGOTHETIS                  476,622         12.9%   476,622     -0-         476,622       -0-

JULIE LOGOTHETIS                   493,348         13.4%   493,348     -0-         493,348       -0-

JOHN G. WELLMAN, JR. (3)           172,075          4.7%   152,075     -0-         172,075       -0-


(1) Excludes 360,622 shares of common stock beneficially owned solely by Helen Logothetis as to which shares he disclaims beneficial ownership.


(2) Excludes 807,125 shares of common stock beneficially owned solely by Emanuel N. Logothetis as to which shares she disclaims beneficial ownership.

(3) Includes 150,000 shares of common stock that may be acquired upon the exercise of employee stock options that are currently exercisable or become exercisable within the next sixty days.

     None of the Reporting Persons has effected any transaction in the Joule common stock during the past 60 days.


     See Item 4 above for a description of the event which requires the filing of this statement.


     Each Reporting Person disclaims beneficial ownership of all shares of common stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons

--------------------------------------------------------------------------------


CUSIP No. of 481109106                 13D                   Page 13 of 17 Pages


--------------------------------------------------------------------------------

and between any of the Reporting Persons and any other person with respect to any securities of Joule Inc., including but not limited to, transfer of or voting of any of the securities of Joule Inc., joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Joule Inc.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A:  Joint Filing Agreement dated January 16, 2004 by and between the reporting persons.

          Exhibit B:  Text of Press Release issued by JAC Acquisition Company,
                      Inc. announcing its withdrawal of the tender offer and merger proposal.

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CUSIP No. of 481109106                 13D                   Page 14 of 17 Pages


--------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 16, 2004


                                          /s/EMANUEL N. LOGOTHETIS
                                        ----------------------------------------
                                          Emanuel N. Logothetis


                                          /s/HELEN LOGOTHETIS
                                        ----------------------------------------
                                          Helen Logothetis


                                          /s/NICK M. LOGOTHETIS
                                        ----------------------------------------
                                          Nick M. Logothetis


                                          /s/STEVEN LOGOTHETIS
                                        ----------------------------------------
                                          Steven Logothetis


                                          /s/JULIE LOGOTHETIS
                                        ----------------------------------------
                                          Julie Logothetis


                                          /s/JOHN G. WELLMAN, JR.
                                        ----------------------------------------
                                          John G. Wellman, Jr.

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CUSIP No. of 481109106                 13D                   Page 15 of 17 Pages


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                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.01 per share, of Joule Inc.

          It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

          It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.


Dated:  January 16, 2004


                                          /s/EMANUEL N. LOGOTHETIS
                                        ----------------------------------------
                                          Emanuel N. Logothetis


                                          /s/HELEN LOGOTHETIS
                                        ----------------------------------------
                                          Helen Logothetis


                                          /s/NICK M. LOGOTHETIS
                                        ----------------------------------------
                                          Nick M. Logothetis


                                          /s/STEVEN LOGOTHETIS
                                        ----------------------------------------
                                          Steven Logothetis


                                          /s/JULIE LOGOTHETIS
                                        ----------------------------------------
                                          Julie Logothetis


                                          /s/JOHN G. WELLMAN, JR.
                                        ----------------------------------------
                                          John G. Wellman, Jr.

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CUSIP No. of 481109106                 13D                   Page 16 of 17 Pages


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                                                                       EXHIBIT B


JAC ACQUISITION COMPANY, INC. ANNOUNCES WITHDRAWAL OF TENDER OFFER FOR COMMON STOCK OF JOULE INC. AND PROPOSES "GOING PRIVATE" MERGER

Morristown, New Jersey (January 16, 2004) - JAC Acquisition Company, Inc. ("JAC") today announced that the number of shares tendered pursuant to its offer to purchase all of the outstanding common stock of Joule Inc. (AMEX:JOL) not owned by a purchaser group consisting of Emanuel N. Logothetis, the founder and Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "Purchaser Group"), was not sufficient to satisfy the non-waivable minimum tender condition of the tender offer and that the tender offer has been withdrawn rather than being further extended. The minimum tender condition requires that at least 678,771 shares of Joule common stock be validly tendered and not properly withdrawn, which, together with the shares of Joule common stock owned by the Purchaser Group, would represent 90% of the outstanding Joule common stock. Approximately 367,000 shares of Joule common stock were validly tendered and not properly withdrawn prior to the scheduled expiration at 5:00 p.m., Eastern Standard Time, on Thursday, January 15, 2004. Accordingly, no tendered shares of Joule common stock will be accepted for payment by JAC and all shares tendered will be returned to the tendering stockholders in accordance with the terms of the tender offer.

JAC also announced that it has made an alternative going private proposal to the Board of Directors of Joule for a merger of JAC with Joule pursuant to which stockholders of Joule (other than the Purchaser Group and stockholders who properly perfect appraisal rights under Delaware law) would receive $1.54, in cash, for each outstanding share of Joule common stock owned by them. As a result of the merger, Joule would become a privately held company owned solely by the members of the Purchaser Group. The proposed per share merger consideration represents an approximate 48% premium over the average closing price of Joule common stock during the twelve-month period ended August 20, 2003, the last full trading day before the public announcement of the Purchaser Group's original proposal to take Joule private.

The Board of Directors of Joule has reconstituted the Special Committee of its Board of Directors, consisting of the three independent directors, to evaluate the merger proposal. The Special Committee will seek further advice from the independent financial advisor and independent legal counsel previously retained in connection with the original going private proposal.

The proposed merger will require the approval of the Joule Board of Directors, with the three directors who are members of the Purchaser Group abstaining, and approval by the holders of a majority of the outstanding shares of Joule common stock. The members of the Purchaser Group own approximately 72% of the outstanding Joule common stock. In addition, the merger proposal is conditioned upon the receipt of financing and the satisfaction or waiver of other customary closing conditions. The Purchaser Group is currently negotiating an extension of the

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CUSIP No. of 481109106                 13D                   Page 17 of 17 Pages


--------------------------------------------------------------------------------


financing commitment received in connection with the tender offer. There can be no assurance that the proposed merger will be consummated.

This announcement is not a solicitation of a proxy or consent, an offer to purchase or a solicitation of an offer to sell shares of common stock of Joule. Joule and the Purchaser Group will file and deliver all forms, proxy statements or information statements, notices and documents required under state and federal law with respect to the merger. Joule will be filing a preliminary proxy statement or information statement with the SEC in connection with the merger. In addition, Joule will file with the SEC and mail to its stockholders a definitive proxy statement or information statement in connection with the merger. The preliminary and definitive proxy statements or information statements will contain important information regarding the merger, including, among other things, the recommendation of Joule's Board of Directors in respect of the merger. Stockholders of Joule are advised to read the definitive proxy statement or information statement, when available, before making any decision regarding the proposed merger. Copies of the proxy statement or information statement (when available), and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov or at Joule's website at www.jouleinc.com as they become available. Investors and stockholders may also obtain, free of charge, copies of the proxy statement or information statement (when available) and such other documents from Joule by directing such request to Joule Inc., 1245 U.S. Route 1 South, Edison, New Jersey 08837 or to Bernard G. Clarkin, Secretary, at (732) 548-5444.